NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Wells Fargo & Company

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Wells Fargo & Company [NYSE:WFC]: Due to the Company’s Failure to Align its Activities to Limiting Warming to 1.5°C pathways, Establish Interim Targets that Include Absolute Reductions in Financed Emissions, and Disclose and Measure the Climate Impact of its Financed Emissions through the Partnership for Carbon Accounting Financials:

●       Vote AGAINST Chair of the Corporate Responsibility Committee Celeste A. Clark (Item 1c), and

●       Vote AGAINST Chair of the Risk Committee Maria R. Morris (Item 1h).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Wells Fargo (WFC) was the third-largest global provider of finance to the fossil fuel industry between 2016-2020, according to Rainforest Action Network.[1] It is also considered a Global Systemically Important Bank by the Financial Stability Board.[2]

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Given the capital intensity of the oil and gas, utility, and automotive manufacturing industries, financial services companies have a crucial role to play in decarbonizing those and other sectors.

The failure to set ambitious decarbonization targets in line with 1.5°C pathways and align companies’ business plans and disclosure reporting to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. WFC’s most recent Task Force for Climate-Related Financial Disclosures (TCFD) report, identifies its Corporate Responsibility Committee and its Risk Committee as having particular responsibilities for board oversight of climate-related risks and opportunities.[3]

Target setting

Net zero commitment by no later than 2050 for financed emissions	✓
Robust interim targets that reduce the absolute impact of financed emissions, pursuant to a net zero financed emissions target	X

In March 2021, WFC announced a goal to achieve net zero greenhouse gas emissions by 2050 that included scopes 1,2 and 3 for financed emissions.[4] However, the company’s stated goal of setting interim emissions reduction targets for select carbon-intensive portfolios–including the oil and gas sectors, and power sector–remains unfulfilled.[5] WFC has stated that its interim emissions reduction targets for select carbon-intensive portfolios will be set and disclosed no later than the end of 2022.[6] The company has not indicated whether or not its interim targets will measure the absolute impact or the relative emissions intensity of its portfolios.[7]

Fossil fuel financing policies

Robust near-term exclusion policies for fossil fuel-intensive projects and companies, in particular, Arctic and tar sands oil and gas, and coal mining and power production	X
Commit to eliminate financing for the expansion of fossil fuel production and consumption in line with the IEA Net Zero Scenario	X

WFC’s exclusion policies include the direct or indirect new financing of companies deriving profits from mountaintop removal coal mining, or projects associated with the expansion of an existing or development of a new coal mine or new coal-fired power plant.[8] Additionally, the company states that it “is in the process of exiting existing relationships or reducing its exposure as contracts expire” for the same coal-related parameters referenced above. However, rather than explicitly exclude the financing of projects and companies in the oil & gas sector, WFC relies upon an “activity-specific” due diligence process for activities that pose heightened environmental risk - including tar sands oil, Arctic oil and gas.[9] Additionally, the company’s policy does not exclude the financing of fossil fuel-intensive projects. As a result of its failure to adopt both broader and stronger exclusions, WFC was the third-largest financier of fossil fuels overall between 2016-2020.[10]

Disclosure and measurement

Disclose and measure climate impact and financed emissions through a rigorous and accepted framework, for example the Partnership for Carbon Accounting Financials	X

WFC’s most recent TCFD report states that the company is making its first disclosure of financed emissions which it considers to be “generally consistent” with the spirit of PCAF’s mission.”[11] Yet, WFC has yet to join PCAF or commit to disclosing its emissions under PCAF’s industry standard framework.[12] Its TCFD report does not disclose absolute financed emissions for its portfolio, only an assessment of the relative carbon emission concentrations of different industry categories within its portfolio[13] on a spectrum from “Less” to “More” total carbon emissions for its clients across scopes 1, 2, and 3. This assessment excludes clients’ downstream scope 3 emissions.[14] Such downstream scope 3 emissions are material in many industries, notably in oil and gas. In its more recent ESG report (released after the TCFD report), the company stated that its approach to measuring scope 3 financed emissions would be disclosed by March 2022.[15]

Shareholder proposal requesting commitment to aligning with the IEA Net Zero by 2050 Scenario (Item 9)

The WFC 2022 proxy statement includes a shareholder proposal requesting that the company commit to ensure that its lending and underwriting activities do not contribute to new fossil fuel development and are consistent with fulfilling the UNEP Financial Initiative recommendations and with the IEA’s Net Zero by 2050 Scenario.[16] The proposal notes that though WFC is a member of the Net Zero Banking Alliance, membership does not necessarily equate with alignment to global climate goals. According to the proposal, WFC’s assertions of climate leadership that contradict the company’s actions potentially create the reputational risk of greenwashing accusations, and its underwriting or lending projects that are unnecessary under the UNEP FI recommendation or IEA Net Zero by 2050 Scenario potentially add stranded assets onto the company’s balance sheet or those of its customers.[17]

Conclusion: WFC has failed to align its activities to limiting warming to 1.5°C pathways, establish interim targets that include absolute reductions in financed emissions, and disclose and measure the climate impact of its financed emissions through PCAF. Therefore, we recommend that shareholders vote against Chair of the Corporate Responsibility Committee Celeste A. Clark (Item 1c), and Chair of the Risk Committee Maria R. Morris (Item 1h) at the company’s annual meeting on April 26, 2022.

We also recommend shareholders vote in favor of Item 9 requesting alignment of lending and underwriting activities with the IEA Net Zero by 2050 Scenario.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.[18] According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.[19] The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.[20]

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.[21]

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Financial services

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Given the capital intensity of the oil and gas, utility, and automotive manufacturing industries, financial services companies have a crucial role to play in decarbonizing those and other sectors.

Target Setting

The first step for any U.S. bank in aligning its activities to limiting warming to 1.5°C is committing to reducing its scope 3 financed emissions to net zero by 2050 at the latest. Many banks have also begun setting interim targets,[22] and establishing short- and medium-term milestones. Such plans should include absolute reductions in financed emissions, rather than intensity-based targets, and cover key sectors such as energy.

●	Science-Based Targets Initiative,[23] Companies list[24] and Sector Guidance[25]
●	CDP (formerly known as Carbon Disclosure Project),[26] search company survey responses[27]
●	Rainforest Action Network, Banking on Climate Chaos[28]
●	BankTrack, Bank Net Zero Commitments[29]

Fossil Fuel Financing Policies

Bank exclusion policies for fossil fuel expansion remain the most direct indicator for whether banks are taking the near-term steps necessary to realign their financing activities with a 1.5°C world. Financing for any continued expansion of coal power and coal mining must cease, both for new projects and the companies behind those projects, and coal financing must be rapidly phased out between now and 2030. Arctic and oil sands extraction is inconsistent with limiting warming to 1.5°C, economically marginal due to elevated production costs, and fraught with additional environmental and human rights risks; best practice among global banks restricts financing in these areas.[30] In order to be aligned with the IEA Net Zero Scenario,[31] banks must begin to establish policies that eliminate financing for the expansion of fossil fuel production and consumption in line with that scenario.

Key data sources:

●	Rainforest Action Network, Banking on Climate Chaos[32]
●	BankTrack, Banks and Fossil Fuel Financing[33]

Disclosure and Measurement

Given the challenges in appropriately measuring and disclosing the full scope of banks’ financed emissions, banks must move immediately to put in place a process for measuring and disclosing climate impact. A key indicator of any bank’s commitment to doing so is whether it has joined the Partnership for Carbon Accounting Framework (PCAF),[34] the leading international effort to develop and standardize robust greenhouse gas emissions accounting standards for financial institutions. Membership in PCAF[35] requires a financial institution to measure and disclose greenhouse gas emissions associated with its loans and investments within three years, using standardized accounting methodologies, to enable alignment with the Paris Agreement.

Key Data Sources:

●	Partnership for Carbon Accounting Framework signatories[36]
●	Rainforest Action Network, Banking on Climate Chaos[37]

Summary table

Target setting	1.1	Commit to net zero emissions by 2050 for insurance and reinsurance underwriting portfolios
	1.2	Robust interim targets that reduce the absolute impact of insured emissions, pursuant to a net zero emissions target
Fossil fuel financing policies	2.1	Robust exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway
	2.2	Commit to eliminate financing for the expansion of fossil fuel production and consumption in line with the IEA Net Zero Scenario
Disclosure and measurement	3.1	Disclose and measure climate impact and insured and financed emissions through a rigorous and accepted framework

[1] RAN, Banking on Climate Chaos, 2021, https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf at 12

[2] Financial Stability Board, “2021 List of Global Systemically Important Banks (G-SIBs)”, https://www.fsb.org/wp-content/uploads/P231121.pdf, Nov 23, 2021

[3] Wells Fargo, TCFD Report 2020, https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf at 8

[4] Wells Fargo, “Wells Fargo Sets Goal to Achieve Net Zero Greenhouse Gas Emissions by 2050,” accessed Mar 24 2022, https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

[5] Wells Fargo, “Wells Fargo Sets Goal to Achieve Net Zero Greenhouse Gas Emissions by 2050,” accessed Mar 24 2022, https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

[6] Wells Fargo, Environmental, Social, and Governance Report, Jul 2021, https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/environmental-social-governance-report.pdf at 85

[7] Determination made after a review of the company's most recent publicly available ESG reports and climate change disclosures at https://www.wellsfargo.com/about/corporate-responsibility/goals-and-reporting/ see “Most recent ESG Reports” and “Climate change disclosures”

[8] Wells Fargo, “Environmental and Social Risk Management,” https://www.wellsfargo.com/about/corporate-responsibility/environmental-social-risk-management/ accessed Mar 24, 2022

[9] Wells Fargo, “Environmental and Social Risk Management,” https://www.wellsfargo.com/about/corporate-responsibility/environmental-social-risk-management/

[10] RAN, Banking on Climate Chaos, 2021, https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf at 12

[11] Wells Fargo, TCFD Report 2020, https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf at 18

[12] Partnership for Carbon Accounting Financials, “Financial institutions taking action,” https://carbonaccountingfinancials.com/financial-institutions-taking-action see “Overview of financial institutions”

[13] Wells Fargo, TCFD Report 2020, https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf at 19, see “Wells Fargo financed emissions concentrations (as of 12/31/19)” table

[14] Wells Fargo, TCFD Report 2020, https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf at 19-20

[15] Wells Fargo, Environmental, Social, and Governance Report, Jul 2021, https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/environmental-social-governance-report.pdf at 85

[16] Wells Fargo, SEC Filing on Form Schedule 14A, Mar 14, 2022, https://www.sec.gov/Archives/edgar/data/72971/000119312522074612/d304150ddef14a.htm#toc360404_53 at 122

[17] Wells Fargo, SEC Filing on Form Schedule 14A, Mar 14, 2022, https://www.sec.gov/Archives/edgar/data/72971/000119312522074612/d304150ddef14a.htm#toc360404_53 at 122

[18] IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

[19] International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

[20] IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

[21] Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

[22] BankTrack, Bank Net Zero Commitments, https://www.banktrack.org/campaign/bank_net_zero_commitments

[23] Science Based Targets, https://sciencebasedtargets.org/

[24] Science Based Targets, “Companies taking action” https://sciencebasedtargets.org/companies-taking-action

[25] Science Based Targets, “Sector guidance” https://sciencebasedtargets.org/sectors

[26] CDP, https://www.cdp.net/en

[27] CDP, “Search Responses” https://www.cdp.net/en#a8888e63070314c2285625253a462815

[28] RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/

[29] BankTrack, “Bank net zero commitments,” https://www.banktrack.org/campaign/bank_net_zero_commitments

[30] RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/ at 9

[31] IEA, Net Zero by 2050: A roadmap for the global energy sector, May 2021https://www.iea.org/reports/net-zero-by-2050 at 154

[32] RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/

[33] BankTrack, “Banks and fossil fuel financing,” https://www.banktrack.org/campaign/banks_and_fossil_fuel_financing

[34] PCAF, “Financial institutions taking action,” https://carbonaccountingfinancials.com/financial-institutions-taking-action

[35] PCAF, “How to join PCAF,” https://carbonaccountingfinancials.com/join-pcaf

[36] PCAF, “Financial institutions taking action,” https://carbonaccountingfinancials.com/financial-institutions-taking-action

[37] RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/